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                 [LOGO OF EXECUSTAY CORPORATION APPEARS HERE]
                                                                 Exhibit (a)(5)

January 12, 1999

To our Stockholders:

  On behalf of the Board of Directors of ExecuStay Corporation (the "Company"), I am pleased to inform you that on January 6, 1999, the Company entered into a Merger Agreement (the "Merger Agreement") with Marriott International, Inc., and its subsidiary MI Subsidiary I, Inc. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a tender offer (the "Offer") to purchase all of the shares of Common Stock of the Company (other than certain shareholders identified in the Merger Agreement who have agreed to receive Marriott shares of Common Stock in exchange for their shares of stock of the Company) at $14.00 per share, net to the seller in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter. The Offer will be followed by a merger (the "Merger") in which shares of Common Stock of the Company outstanding on the date of the Merger will be converted into the right to receive $14.00 per share, net to the seller in cash, without interest.

  YOUR BOARD OF DIRECTORS (BY UNANIMOUS VOTE OF ALL DIRECTORS) HAS DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of A.G. Edwards & Sons, Inc. that the consideration to be received by the stockholders in the Offer and Merger is fair, from a financial point of view, to such stockholders.

  In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. We urge you to read these documents carefully in making decisions with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ GARY R. ABRAHAMS
                                          Gary R. Abrahams
                                          Chairman of the Board and Chief
                                          Executive Officer